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04003292

CM 3-17

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Path Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 South Rose Avenue
(No. and Street)

Bloomington (City) IN (State) 47401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Grenat (812) 335-1966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson, LLP
(Name – *if individual, state last, first, middle name*)

9339 Priority Way West Drive, Suite 200, Indianapolis, IN 46240
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 27 2004
558

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, David Grenat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Path Partners, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

LORETTA S. RICHARDSON, Notary Public,
Residing in Monroe County.
My commission expires August 18, 2008.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATH PARTNERS, LLC
Bloomington, Indiana

FINANCIAL STATEMENTS
December 31, 2003

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Member
Path Partners, LLC
Bloomington, IN

We have audited the accompanying statement of financial condition of Path Partners, LLC, as of December 31, 2003, and the related statements of income, cash flows and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Path Partners LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Path Partners, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Indianapolis, Indiana
January 15, 2004

PATH PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 26,385
Investments	91,014
Total current assets	117,399
PROPERTY AND EQUIPMENT	
Equipment	4,313
Vehicles	13,500
Total at cost	17,813
Less accumulated depreciation	(9,808)
Net property and equipment	8,005
TOTAL ASSETS	$ 125,404

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$ -
MEMBER'S EQUITY	125,404
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 125,404

This financial statement should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

PATH PARTNERS, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2003

REVENUES	
Consulting income	$ 7,000
Reimbursed expenses	534
Total revenues	7,534
OPERATING EXPENSES	
Depreciation	3,551
Dues and subscriptions	1,759
Office supplies	1,106
Outside services	400
Postage and delivery	238
Printing and reproduction	93
Professional fees	4,500
Regulatory	1,058
Telephone	2,292
Travel and entertainment	533
Miscellaneous	323
Total operating expenses	15,853
OTHER INCOME	
Interest income	66
Investment income	1,640
Unrealized gain on investments	17,660
Total other income	19,366
NET INCOME	$ 11,047

This financial statement should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

PATH PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 11,047
Adjustments to reconcile net cash provided by operating activities:	
Depreciation	3,551
Unrealized gain on investments	(17,660)
Changes in operating assets:	
Accounts receivable	2,500
Net cash provided by operating activities	(562)
CASH FLOWS FROM INVESTING ACTIVITIES	
Reinvestment of dividend income	(1,700)
Net cash used in investing activities	(1,700)
NET DECREASE IN CASH	(2,262)
CASH, BEGINNING OF YEAR	28,647
CASH, END OF YEAR	$ 26,385

This financial statement should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

PATH PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2003

	Member's Capital
MEMBER'S EQUITY, BEGINNING OF YEAR	$ 114,357
Net income	11,047
Distributions to member	-
MEMBER'S EQUITY, END OF YEAR	$ 125,404

This financial statement should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

PATH PARTNERS, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2003

Path Partners, LLC (the "Company") was formed on March 7, 2001. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized as a limited liability corporation in the State of Colorado. Its principal business is to provide consulting services to business valuation, private placement and merger and acquisition transactions involving securities exempt from the registration requirements of Section 5 of the Securities Act of 1933. Significant accounting policies followed by the Company are presented below.

INCOME TAXES

The Company is a limited liability corporation, and therefore, the tax consequences of income generated by the Company are passed through to the member of the Company.

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized obligations arising primarily from consulting services and are stated at invoice amount. No interest is charged on past due accounts. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific accounts. There were no accounts receivable or allowance for doubtful accounts at December 31, 2003.

INVESTMENTS

The Company invests primarily in mutual funds principally for long-term capital appreciation rather than short-term profit generation. However, the investments are carried at fair value consistent with practices in the broker-dealer industry, estimated based on published values at December 31, 2003. Unrealized holding gains and losses are included in net income.

CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash as highly liquid investments, with original maturities when purchased less than ninety days.

PATH PARTNERS, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2003

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, namely five years. Total depreciation expense for the year ended December 31, 2003 was $3,551.

PATH PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $103,747, which was $98,747 in excess of its required net capital of $5,000.

NOTE 2 - RESERVES AND CUSTODY OF SECURITIES

The Company does not hold customer fund accounts or customer securities for safekeeping. As a result, the following schedules have not been prepared: computation of reserve requirements pursuant to Rule 15c3-3, information relating to possession or control requirements under Rule 15c3-3, a reconciliation pursuant to Rule 17a-5(d)(4) and a supplemental report pursuant to Rule 17a-5(d)(4).

NOTE 3 - STATEMENT OF CHANGES IN LIABILITIES

The Company does not have any debt.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist principally of cash and cash equivalents, trade receivables and mutual funds. There are no significant differences between the carrying value and fair value of any of these financial instruments.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

PATH PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

NET CAPITAL

Total Member's equity		$ 125,404
Nonallowable assets		
Automobile	(5,850)	
Equipment	(2,155)	
Total nonallowable assets		(8,005)
Net capital before haircuts on securities positions		117,399
Haircuts on securities		(13,652)
Net capital		$ 103,747

AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:	
Company	$ 5,000

EXCESS NET CAPITAL

EXCESS NET CAPITAL	$ 98,747

There is no difference between the above computation and the Company's computation included in Part II of Form X-17A-5 as of December 31, 2003.

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
Path Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Path Partners, LLC. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Indianapolis, Indiana
January 15, 2004